December 2, 2019

Joshua R. Disbrow
Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, CO 80112

       Re: Aytu BioScience, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 4, 2019
           File No. 001-38247

Dear Mr. Disbrow:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Anthony Epps, Esq.